UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 13, 2025

MAYWOOD ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-42518	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

167 Madison Ave, Suite 205 #1017

New York NY 10016

(Address of registrant’s principal executive offices, including zip code)

(212) 476-6908

(Registrant’s telephone number, including area code)

418 Broadway, #6441
Albany, NY 12207

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one right	MAYAU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	MAYA	The Nasdaq Stock Market LLC
Rights, each entitling the holder to one-fifth of one Class A ordinary share upon the completion of the Company’s initial business combination	MAYAR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On October 13, 2025 (the “Effective Date”), Maywood Acquisition Corp., a Cayman Islands exempted company (“SPAC”), GOWell Technology Limited, a Cayman Islands exempted company (the “Company”), GOWell Energy Technology, a Cayman Islands exempted company (“PubCo”), and IPCV Merger Sub Limited, a Cayman Islands exempted company (“Merger Sub”), entered into a Business Combination Agreement (the “Business Combination Agreement,” and each of SPAC, the Company, PubCo and Merger Sub, a “Party”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Transactions.” Unless otherwise indicated, capitalized terms used but not defined in this Current Report on Form 8-K (this “Report”) have the respective meanings given to them in the Business Combination Agreement.

GOWell Technology Limited is an international company that provides a wide range of innovative well logging technologies and distributed sensing solutions for energy companies globally. The Company maintains a multi-disciplinary research and development team with a robust patent portfolio of technology aimed to solve complex industry challenges. GOWell’s solutions can be applied to a wide range of wells from traditional energy to energy transition. The Company has a global, diverse customer base with long-term relationships with the key major oil service companies and operators in the energy sector. Headquartered in Singapore, GOWell has a global manufacturing and procurement network, with regional hubs in the United States, UAE and China in addition to regional operations that cover more than 50 countries.

Pursuant to terms of the Business Combination Agreement and subject to the terms and conditions set forth therein: (a) SPAC will merge with and into PubCo, as a result of which the separate corporate existence of SPAC will cease and PubCo will continue as the surviving company (the “First Merger” and the time of the First Merger, the “First Merger Effective Time”), and (b) at least one Business Day after the First Merger, Merger Sub will merge with and into the Company, as a result of which the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving company and a wholly owned direct subsidiary of PubCo (the “Second Merger” and the time of the Second Merger, the “Second Merger Effective Time”).

The Business Combination Agreement and the transactions contemplated thereby were unanimously approved by the boards of directors of each of SPAC, the Company, PubCo and Merger Sub, and by the sole shareholder of each of PubCo and Merger Sub. The closing of the Transactions is targeted to be consummated in the first quarter of 2026, after receipt of the required approval by the shareholders of SPAC (the “SPAC Shareholder Approval”), the required approval of the shareholders of the Company (the “Company Shareholder Approval”) and the fulfilment of certain other terms and conditions set forth in the Business Combination Agreement.

Conversion of Securities

One day prior to the date of the First Merger:

●	each unit of SPAC (“SPAC Unit”) that is issued and outstanding will be automatically detached into one (1) Class A ordinary share, par value $0.0001, of the SPAC (a “SPAC Class A Ordinary Share”) and one right entitling the holder to one-fifth of one SPAC Class A Ordinary Share upon the completion of the SPAC’s initial business combination (a “SPAC Right”) (the separation of the SPAC Units into SPAC Class A Ordinary Shares and SPAC Rights, the “Unit Separation”);

●	each Class B Ordinary Share, par value $0.0001 per share, of the SPAC (each, a “SPAC Class B Ordinary Share” and together with the SPAC Class A Ordinary Shares, the “SPAC Shares”) that is issued and outstanding will be automatically converted into one (1) SPAC Class A Ordinary Share (the “SPAC Class B Conversion”); and

●	each SPAC Right that is issued and outstanding will be automatically exchanged for one-fifth of one SPAC Class A Ordinary Share, with all fractional shares rounded down.

At the First Merger Effective Time, by virtue of the First Merger and without any action on the part of any party or the holders of securities of SPAC or PubCo, after giving effect to the Unit Separation, the SPAC Class B Conversion, and the exchange of the SPAC Rights pursuant to their terms:

●	the SPAC will effect the redemption of the SPAC Class A Ordinary Shares issued as part of the SPAC Units issued in the SPAC’s initial public offering (the “Public Shares”) that are validly submitted for redemption and not withdrawn (the “Redemptions”);

●	each SPAC Class A Ordinary Share (other than any treasury shares, dissenting shares and Public Shares validly submitted for redemption and not withdrawn), which is issued and outstanding immediately prior to the First Merger Effective Time, will be converted into the right to receive one (1) ordinary share, par value $0.0001 per share, of PubCo (each, a “PubCo Ordinary Share”); and

●	each PubCo Ordinary Share that is issued and outstanding immediately prior to the First Merger Effective Time, all of which will be standing in the name of the sole shareholder of PubCo (the “PubCo Sole Shareholder”) in the register of members of PubCo, will be irrevocably surrendered by the PubCo Sole Shareholder to PubCo for cancellation and for consideration equal to the subscription price (if any) that the PubCo Sole Shareholder paid for such PubCo Ordinary Share.

At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any party or the holders of securities of the Company or PubCo:

●	each ordinary share, par value $0.0001 per share, of the Company (each, a “Company Ordinary Share”) that is issued and outstanding immediately prior to the Second Merger Effective Time will be converted into the right to receive a number of PubCo Ordinary Shares equal to (i) that number of PubCo Ordinary Shares determined by dividing (x) $300,000,000 by (y) the price at which each Public Share may be redeemed, subject to a cap of $10.50 per share (the “Redemption Price”) (the quotient obtained from dividing (x) by (y), the “Company Consideration Shares”); divided by (ii) the total number of Company Ordinary Shares issued and outstanding immediately prior to the Second Merger Effective Time (the quotient obtained from dividing (i) and (ii), the “Exchange Ratio”);

●	each series A redeemable preference share of $0.0001 of the Company (each, a “Company Series A Preferred Share”, and a holder of such shares, a “Company Series A Preferred Shareholder”) that is issued and outstanding immediately prior to the Second Merger Effective Time will be converted into the right to receive a number of series A preferred shares, par value $0.0001 per share, of PubCo (each, a PubCo Preferred Share”) equal to (i) the sum of (x) the aggregate amount, including any nominal value and any premium, paid or deemed to be paid to the Company by or on behalf of the applicable Company Series A Preferred Shareholder in connection with the issuance of such Company Series A Preferred Share, and (y) any unpaid arrears of dividends or other amounts payable (including PIK dividends) in respect of such Company Series A Preferred Share (the aggregate sum of (x) and (y), the “Accrued Value”), divided by (ii) the Redemption Price;

●	each warrant to purchase Company Ordinary Shares (each, a “Company Warrant”) that is issued and outstanding immediately prior to the Second Merger Effective Time will be converted into the right to receive a warrant exercisable for a number of PubCo Ordinary Shares (each, a “PubCo Series A Investor Warrant”) equal to (x) the number of Company Ordinary Shares issuable upon conversion of the Pre-Funded PIPE Investor’s or PIPE Investor’s (each as defined below) Company Series A Preferred Shares upon a hypothetical conversion of such Company Series A Preferred Shares immediately prior to the Second Merger Effective Time multiplied by (y) the Exchange Ratio;

●	each Company Ordinary Share subject to vesting, forfeiture, or other restrictions (each, a “Company Restricted Share”) that is outstanding and unvested immediately prior to the Second Merger Effective Time will automatically be assumed and converted into one PubCo Ordinary Share subject to vesting, forfeiture, or other restrictions (each, a “PubCo Restricted Share”) on the same terms and conditions as are in effect with respect to each such award of Company Restricted Shares immediately prior to the Second Merger Effective Time; and

●	each ordinary share, par value $1.00 per share, of Merger Sub (each, a “Merger Sub Share”) that is issued and outstanding immediately prior to the Second Merger Effective Time will automatically be converted into and become one validly issued, fully paid and non-assessable ordinary share of the Company.

Earnout

Following the Closing, PubCo will issue to Hegro Well PTE. Ltd., a private company organized and existing under the Laws of Singapore (“Parent”) and the investors party to the certain Pre-Funded PIPE subscription agreement entered into concurrently with the Business Combination Agreement (the “Pre-Funded PIPE Subscription Agreement,” and the investors party thereto, the “Pre-Funded PIPE Investors”) (Parent and the Pre-Funded PIPE Investors, collectively, the “Eligible Company Equityholders”) (or their successors and assigns) their pro rata portion of up to an aggregate of 20,000,000 additional PubCo Ordinary Shares, subject to equitable adjustment (the “Earnout Shares”), in three tranches, respectively, if PubCo and its subsidiaries achieve the following EBITDA targets, on a consolidated basis, for the fiscal year then ended, as reported by PubCo in its annual report filed with the Securities and Exchange Commission (the “SEC”):

●	2026 EBITDA (x) equal to or greater than 94% of $35,000,000 (the “2026 EBITDA Target”) but less than 100% of the 2026 EBITDA Target, a one-time issuance of 3,750,000 Earnout Shares, or (y) equal to or greater than 100% of the 2026 EBITDA Target, a one-time issuance of 5,000,000 Earnout Shares;

●	2027 EBITDA (x) equal to or greater than 80% of $50,000,000 (the “2027 EBITDA Target”) but less than 90% of the 2027 EBITDA Target, a one-time issuance of 4,330,000 Earnout Shares, (y) equal to or greater than 90% of the 2027 EBITDA Target but less than 100% of the 2027 EBITDA Target, a one-time issuance of 5,000,000 Earnout Shares, or (z) equal to or greater than 100% of the 2027 EBITDA Target, a one-time issuance of 7,500,000 Earnout Shares; and

●	2028 EBITDA (x) equal to or greater than 80% of $70,000,000 (the “2028 EBITDA Target”) but less than 90% of the 2028 EBITDA Target, a one-time issuance of 4,330,000 Earnout Shares, (y) equal to or greater than 90% of the 2028 EBITDA Target but less than 100% of the 2028 EBITDA Target, a one-time issuance of 5,000,000 Earnout Shares, or (z) equal to or greater than 100% of the 2028 EBITDA Target, a one-time issuance of 7,500,000 Earnout Shares.

Company Restricted Shares

Prior to the Second Merger Effective Time, the Company will issue an aggregate of 4,481,250 Company Restricted Shares to the officers and directors of SPAC who are serving in such capacities at the time of grant. The specific allocation of these shares among the individual recipients shall be determined by SPAC at the time of grant, in accordance with the terms and conditions set forth in the Business Combination Agreement.

Representations, Warranties and Covenants

The Parties have agreed to customary representations and warranties for transactions of this type relating to, among other things, organization and standing, due authorization and binding agreement, absence of certain changes, the Investment Company Act of 1940, as amended (the “Investment Company Act), private placements and receipt of a fairness opinion. In addition, the Parties agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of their respective business operations prior to the consummation of the Transactions. Each of the Parties has agreed to use its reasonable best efforts to cause all actions and things necessary to consummate and expeditiously implement the Business Combination.

Conditions to Closing

Under the Business Combination Agreement, the obligations of the Parties are subject to the satisfaction or waiver of certain customary closing conditions of the respective Parties, including, without limitation: (i) the Registration Statement having been declared effective in accordance with the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened in writing by the SEC; (ii) the approval and adoption of the Business Combination Agreement and the Transactions by requisite vote of each of the SPAC’s and Company’s shareholders (respectively, the “SPAC Shareholder Approval” and “Company Shareholder Approval”); (iii) the PubCo Ordinary Shares having been conditionally approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”); and (iv) the sum of (a) the funds contained in the trust account established in connection with the SPAC’s IPO (the “Trust Account”) after giving effect to the Redemptions, (b) any cash on the SPAC’s balance sheet immediately prior to the closing of the Transactions (the “Closing”), (c) the aggregate amount of gross proceeds actually received by the Company or PubCo (as applicable) from the PIPE Investments and (d) without duplication of any amounts in clause (c), the aggregate amount of gross proceeds set forth in any term sheets related to potential PIPE investments (clauses (a) to (d), the “Closing Proceeds”) being equal to or exceeding $50,000,000 at any time on or prior to Closing.

The obligations of the SPAC to consummate the Business Combination are further subject to additional conditions, including, among other things: (i) material compliance by the Company with its agreements and covenants under the Business Combination Agreement; (ii) the truth and accuracy of the representations and warranties of the Company, subject to customary bring-down standards; (iii) no Material Adverse Effect (as defined in the Business Combination Agreement) with respect to the Company having occurred since the date of the Business Combination Agreement that is continuing; and (iv) all of the indebtedness outstanding under certain specified contracts having been discharged in full.

The obligations of the Company to consummate the Business Combination are further subject to additional conditions, including, among others: (i) material compliance by the Company with its agreements and covenants under the Business Combination Agreement; (ii) the truth and accuracy of the representations and warranties of the SPAC, subject to customary bring-down standards; (iii) no Material Adverse Effect (as defined in the Business Combination Agreement) with respect to the SPAC having occurred since the date of the Business Combination Agreement that is continuing; and (iv) the execution of certain ancillary documents, including, among others, the Lock-Up Agreements, the New Registration Rights Agreement, the PIPE Agreements (each as defined below, collectively, the “Ancillary Documents”).

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances, including, without limitation: (i) by mutual written consent of the SPAC and the Company; (ii) by written notice by either the SPAC or the Company if the SPAC Shareholder Approval is not obtained at a special meeting of the SPAC’s shareholders; (iii) by the SPAC if Company Shareholder Approval is not obtained within ten (10) business days after the Registration Statement becomes effective; (iv) by the Company if the SPAC or its securities are no longer listed on Nasdaq or another national securities exchange; (v) by the SPAC or the Company if any governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or order that is then in effect and which has the effect of making the Transactions illegal or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non-appealable, provided, however, that the right to terminate the Business Combination Agreement pursuant to clause (v) will not be available to a party if the failure by such Party or its affiliates to comply with any provision of the Business Combination Agreement was the principal cause of such order, action or prohibition; and (vi) by written notice by either SPAC or the Company if any closing condition have not been satisfied or waived by September 30, 2026 (the “Outside Date”), provided, however, that the right to terminate the Business Combination Agreement pursuant to clause (vi) will not be available to a party if the breach or violation by such party or its of any representation, warranty, covenant or obligation under the Business Combination Agreement was the principal cause of the failure of any closing condition on or before the Outside Date.

Governance

Pursuant to the Business Combination Agreement, the board of directors of PubCo (the “PubCo Board”) will initially consist of seven directors, of whom (A) one will be designated by the SPAC, (B) three will be designated by the Company and will include Zhang Xi, Wenhua Liu and Guillaume Borrel, and (C) three will qualify as “independent directors” as defined in the Nasdaq Listing Rules and be eligible to serve on an audit committee, one (1) of whom shall be appointed by SPAC, subject to the consent of Parent.

The foregoing summary of the Business Combination Agreement is qualified in its entirety by reference to the entire text of the Business Combination Agreement, which is attached as Exhibit 2.1 hereto, and the Ancillary Documents, the terms of each of which are incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Business Combination Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Business Combination Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Business Combination Agreement are not necessarily characterizations of the actual state of facts about the SPAC, PubCo, Merger Sub, the Company Shareholders or the Company at the time they were made or otherwise and should only be read in conjunction with the other information that the SPAC makes publicly available in reports, statements and other documents filed with the SEC.

Company Support Agreement

Concurrently with the execution of the Business Combination Agreement, on October 13, 2025, Parent, who is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of 100% of the issued and outstanding Company Ordinary Shares, entered into a support agreement with SPAC, the Company, and PubCo (the “Company Support Agreement”), pursuant to which Parent has agreed to (a) vote the Company Ordinary Shares held by Parent (together with any other equity securities thereafter acquired by Parent, the “Company Subject Securities”) in favor of the Business Combination Agreement and the transactions contemplated thereby, (b) be bound by certain other covenants and agreements related to the Transactions, (c) be bound by certain transfer restrictions with respect to the Company Subject Securities and (d) waive its dissenter rights under Section 238 of the Cayman Islands Company Act (as revised) (the “Cayman Act”) and any other similar statute. The Company Support Agreement expires upon the earlier of the Second Merger Effective Time and the termination of the Business Combination Agreement.

The foregoing description of the Company Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Company Support Agreement filed as Exhibit 10.1 hereto and incorporated by reference herein.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, on October 13, 2025, SPAC entered into a support agreement with Inflection Point Fund I, LP, a Delaware limited partnership (the “New Sponsor”), Maywood Sponsor, LLC, a Delaware limited liability company (the “Prior Sponsor”, and together with the New Sponsor, the “Sponsors”), Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC (“Cohen”), Seaport Global Securities LLC (“Seaport” and together with Cohen, the “Representatives”), the Company and PubCo (the “SPAC Holders Support Agreement”. Pursuant to the SPAC Holders Support Agreement, each of the Prior Sponsor, New Sponsor, Cohen, and Seaport (collectively, the “SPAC Holders”, and the SPAC’s securities held by the SPAC Holders, collectively, the “Sponsor Subject Securities”), agreed to, among other things, (a) vote any SPAC Shares held by such SPAC Holder, as applicable, in favor of the Shareholder Approval Matters at any meeting of the SPAC shareholders to be called for approval of the Transactions (b) waive its anti-dilution rights under the amended and restated memorandum and articles of association of the SPAC (the “SPAC Charter,” as may be amended or modified from time to time), (c) waive its dissenter rights under Section 238 of the Cayman Act and any other similar statute, (d) be bound by certain other covenants and agreements related to the Transactions, including, among other things, to not exercise their redemption rights with respect to any SPAC Shares held by them, to not modify or amend any contract between the applicable SPAC Holder and the SPAC and take all actions as reasonably necessary to consummate the Transactions, and (e) be bound by certain transfer restrictions with respect to the Sponsor Subject Securities, in each case, on the terms and subject to the conditions set forth in the SPAC Holders Support Agreement. The SPAC Holders Support Agreement also provides that each of the SPAC Holders has agreed irrevocably to waive its redemption rights in connection with the consummation of the Transactions with respect to any Sponsor Subject Securities they may hold. The SPAC Holders Support Agreement expires upon the earlier of the First Merger Effective Time and the termination of the Business Combination Agreement.

The foregoing summary of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, which is attached as Exhibit 10.2 hereto and the terms of which are incorporated herein by reference.

Lock-Up Agreements

In connection with the Closing, the Sponsors, Representatives, and certain other SPAC Shareholders who are members of the SPAC’s board of directors and/or management team (such individuals, the “Insiders”) will enter into an agreement (the “Sponsor Lock-Up Agreement”, together with the Company Shareholder Lock-Up Agreement, the “Lock-Up Agreements”) providing that each of the Sponsors, Representatives and Insiders will not, subject to certain customary exceptions, transfer (i) the General Restricted Securities (as defined below) during the period commencing from the Closing Date until the date that is the earlier of (x) six months after the Closing and (y) the date following the Closing on which PubCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their shares of common stock for cash, securities or other property or (ii) the Private Placement Restricted Securities (as defined below) during the period commencing from the Closing Date until the date that is the earliest of (x) 30 days after the Closing and (y) the date following the Closing on which PubCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their shares of common stock for cash, securities or other property. For purposes of the Sponsor Lock-Up Agreement, (a) the “General Restricted Securities” means the PubCo Ordinary Shares issued to the Sponsors or Insiders in exchange for the SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares held by the Sponsors (together with any dividends or distributions with respect to such securities or into which such securities are changed or exchanged or which are received in any recapitalization, share exchange, share conversion or similar transactions), and (b) the “Private Placement Restricted Securities” means the PubCo Ordinary Shares issued to the Prior Sponsor and Representatives pursuant to the terms of the Business Combination Agreement in exchange for the Private Placement Securities following the Unit Separation (together with any dividends or distributions with respect to such securities or into which such securities are changed or exchanged or which are received in any recapitalization, share exchange, share conversion or similar transactions).

In connection with the Closing, PubCo will enter into a lock-up agreement with Parent (the “Company Shareholder Lock-Up Agreement”) providing that Parent, as the sole shareholder of the Company Ordinary Shares, will not, subject to certain customary exceptions, transfer any PubCo Ordinary Shares received by Parent pursuant to the Business Combination Agreement (together with any securities paid as bonus share issuance, dividends or distributions with respect to such securities or into which such securities are changed or exchanged or which are received in any recapitalization, share exchange, share conversion or similar transactions, the “Restricted Securities”) during the period commencing from the date of Closing until the earlier of (i) six months after the Closing or (ii) the date following the Closing on which PubCo completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction in which all of its shareholders have the right to exchange their shares of common stock for cash, securities or other property.

The foregoing summaries of the Lock-Up Agreements are qualified in their entirety by reference to the full text of the form of the Sponsor Lock-Up Agreement and the Company Shareholder Lock-Up Agreement, which are attached as Exhibits 10.3 and 10.4 hereto, respectively, and the terms of which are incorporated herein by reference.

New Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, PubCo, Parent, the Sponsors, SPAC, the PIPE Investors, and the other parties signatory thereto (each, a “Holder”) will enter into a Registration Rights Agreement (the “New Registration Rights Agreement”), pursuant to which PubCo will, from time to time, agree to register for resale the PubCo Ordinary Shares held by the Holder immediately following the Closing, any PubCo Ordinary Shares that may be acquired upon the exercise, conversion, or redemption of any derivative security held by the Holder immediately following the Closing, any equity securities that are “restricted securities” or held by an “affiliate” (each as defined in Rule 144 under the Securities Act), any of the PubCo Restricted Shares which were granted to Holders, and any other equity security issued in a share dividend, share split, or similar transaction (the “Registrable Securities”). Pursuant to the New Registration Rights Agreement, among other things, PubCo will agree to file a shelf registration statement on Form F-1 registering the sale or resale of all of the Registrable Securities no later than 30 days after the Closing. Additionally, (x) Holders of at least a majority-in-interest of the then outstanding number of Registrable Securities, (y) the New Sponsor and (z) affiliates of the New Sponsor may make written demands for Registration under the Securities Act of all or part of their Registrable Securities, provided that the Registrable Securities are no longer subject to lock-up and at least 12 months have passed since the filing of the Form 10 information (as defined in Rule 144(i)(3) of the Securities Act) with the SEC. Pursuant to the New Registration Rights Agreement, PubCo will also provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The New Registration Rights Agreement also provides that PubCo will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities. The New Registration Rights Agreement will terminate upon the earlier of the tenth (10th) anniversary of the date of the New Registration Rights Agreement, the date as of which no Registrable Securities remain outstanding, and with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities.

The foregoing summary of the New Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of New Registration Rights Agreement, which is attached as Exhibit 10.5 hereto and the terms of which are incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

Furnished herewith as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the press release jointly issued by the parties announcing the Transactions. Furnished herewith as Exhibit 99.2 and incorporated into this Item 7.01 by reference is the investor presentation that was presented to certain potential investors in connection with the Transactions. Furnished as Exhibit 99.3 hereto and incorporated into this Item 7.01 by reference is certain projected financial information that the Company prepared in connection with the SPAC’s consideration of the Business Combination and certain investors’ assessment of a potential investment in the Company.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 8.01 Other Events

Series A Preferred Shares Investment

In connection with the transactions contemplated by the Business Combination Agreement, the Company entered into (i) the Pre-Funded PIPE Subscription Agreement with Inflection Point Fund I LP, pursuant to which New Sponsor agreed to purchase approximately $20 million of Company Series A Preferred Shares and Company Warrants (the “Signing PIPE Securities”), which transactions were consummated concurrently with the execution of the Business Combination Agreement and (ii) the Closing PIPE Subscription Agreement (together with the Pre-Funded PIPE Subscription Agreement, the “Subscription Agreements”, and the investments, collectively, the “PIPE Investments”) with the investor named therein (the “Closing PIPE Investor”), pursuant to which the investor agreed to purchase approximately $50 million of Company Series A Preferred Shares and Company Warrants, which transactions will be consummated immediately prior to the Second Merger Effective Time.

The Subscription Agreements include customary representations and warranties from the Company and the investors and customary closing conditions. The Subscription Agreements also include customary covenants and agreements related to transfer restrictions and indemnification. In addition, as described above, PubCo and the investors will enter into the New Registration Rights Agreement.

Dividends: As described in further detail in “Item 1.01. Entry into a Material Definitive Agreement –Conversion of Securities,” pursuant to the Business Combination Agreement, the Company Series A Preferred Shares and the Company Warrants will convert into the PubCo Series A Preferred Shares and PubCo Series A Investor Warrants respectively. Each of the Company Series A Preferred Shares (prior to the Closing) and the PubCo Series A Preferred Shares (following the Closing) will accrue dividends daily at the rate of 10% per annum of the Accrued Value (as defined in the amended and restated memorandum and articles of association of PubCo (the “PubCo A&R Articles”)) (if paid in kind), or 8% per annum of the Accrued Value (if paid in cash). Such dividends will compound semi-annually.

Liquidation Preference: Upon a Deemed Liquidation Event (as defined in the PubCo A&R Articles), disposal of all, or a substantial part of, the business and assets of the Company or PubCo, or on a distribution of assets on a liquidation, dissolution or winding up of the Company or PubCo (whether voluntarily or involuntarily) or a return of capital (other than a conversion, redemption, buyback or purchase of Company or PubCo securities), the holders of Company Series A Preferred Shares (prior to the Closing) and PubCo Series A Preferred Shares (following the Closing) will be entitled to receive out of the available proceeds, before any distribution is made to holders of ordinary shares or any other junior securities, an amount per share equal to the greater of (i) 100% of the Accrued Value, provided that if there are insufficient surplus assets remaining after payment of or provision for its liabilities, together with any other assets available for distribution to its members, to the extent lawfully permitted to do so (“Surplus Assets”), to distribute the amounts per Company Series A Preferred Share or PubCo Series A Preferred Share equal to the Accrued Value, the remaining Surplus Assets will be distributed to each holder of Company Series A Preferred Shares or PubCo Series A Preferred Shares pro rata to their respective aggregate Accrued Value, and (ii) such amount per share as would have been payable had all shares of Company Series A Preferred Shares or PubCo Series A Preferred Shares been converted into Company Ordinary Shares or PubCo Ordinary Shares immediately prior to such event.

Voting: Each of the Company Series A Preferred Shares (prior to the Closing) and the PubCo Series A Preferred Shares (following the Closing) votes together with the Company Ordinary Shares or PubCo Ordinary Shares, as applicable, except as required by law and as noted below under “Protective Provisions.” Each holder of Company Series A Preferred Shares or PubCo Series A Preferred Shares will be entitled to cast one vote for each Company Series A Preferred Share or PubCo Series A Preferred Share held by such holder as of the record date for determining shareholders entitled to vote on such matter.

Protective Provisions: For as long as Inflection Point Asset Management LLC, the Closing PIPE Investor and each of their respective Affiliates (collectively, the “Inflection Point Entities”) hold at least 20% of the PubCo Series A Preferred Shares on issue, PubCo will not, without the Series A Majority Consent (as defined therein), take any of the following actions: (a) liquidate, dissolve or wind-up the affairs of PubCo, (b) create any equity security, authorize the creation of any equity security, classify any equity security, reclassify any equity security, or issue any other security convertible into or exercisable for any equity security, unless such security ranks junior to the PubCo Series A Preferred Shares with respect to its rights, preferences and privileges (including rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), (c) increase the authorized share capital of the PubCo Series A Preferred Shares, (d) purchase or redeem or pay any cash dividend on any PubCo security ranking junior to the PubCo Series A Preferred Shares (with respect to rights to receive dividends and participate in distributions or payments upon liquidation, dissolution or winding up), except for PubCo securities being repurchased by the Company at cost from employees in connection with the cessation of their service or pursuant to the terms of any equity incentive plan adopted by PubCo, (e) enter into any transaction with an affiliate, other than the issuance of equity or awards to eligible participants under an incentive plan, equity plan or equity-based compensation plan adopted by PubCo, or with respect to employment, consulting or award agreements with respect to executive officers or directors of PubCo, in each case regardless of whether such person (or such person’s affiliates) would be considered an affiliate of PubCo, or (f) incur or guarantee any new indebtedness other than equipment leases or trade payables incurred in the ordinary course of business. Holder(s) of the Company Series A Preferred Shares are also entitled to similar rights described above.

Conversion: By notice in writing to the Company or PubCo, each fully paid Company Series A Preferred Share (prior to the Closing) or PubCo Series A Preferred Share (following the Closing) will be convertible into such number of Company Ordinary Shares or PubCo Ordinary Shares at any time at the option of the holder equal to (x) the Accrued Value divided by (y) $12.00 (subject to adjustment pursuant to the PubCo A&R Articles).

Put Rights: Unless prohibited by applicable law governing distributions to shareholders, the PubCo Series A Preferred Shares will be redeemable at the option of the Series A Majority (as defined therein) at any time on or after the fifth anniversary of the Closing at a price equal to 100% of the Accrued Value.

Call Rights: Unless prohibited by applicable law governing distributions to shareholders, all (but not some) PubCo Series A Preferred Shares will be redeemable at the option of PubCo at any time on or after the first anniversary of the Closing at a price equal to 150% of the Accrued Value.

Share Purchase Warrants: The PubCo Series A Investor Warrant will be immediately exercisable upon issuance at Closing and will expire five years from the date of Closing. The PubCo Series A Investor Warrants include customary cash and cashless exercise provisions. Each PubCo Series A Investor Warrant is initially exercisable at $12.00 per PubCo Ordinary Share, subject to equitable adjustment and the same anti-dilution and other adjustments as the PubCo Series A Preferred Shares.

The foregoing description of the Series A Investments, the Company Series A Preferred Shares, the PubCo Series A Preferred Shares, the Company Series A Investor Warrants, and the PubCo Series A Investor Warrants are subject to and qualified in its entirety by reference to the full text of the Subscription Agreements, copies of which are included as Exhibits 10.6 and 10.7 hereto, the PubCo A&R Articles, a copy of which is included as Exhibit J to the Business Combination Agreement, included hereto as Exhibit 2.1, and the full text of the form of Company Warrants and the PubCo Series A Investor Warrants, copies of which are included as Exhibit B and Exhibit G respectively to the Business Combination Agreement, included hereto as Exhibit 2.1, and the terms of each is incorporated herein by reference.

Forward-Looking Statements

This Report and the exhibits hereto contain forward-looking statements that relate to the Company’s current expectations and view of future events. Forward-looking statements generally are accompanied by words such as “anticipate”, “could”, “estimate”, “may”, “potential”, “project”, “should”, “will” and other similar expressions, or the negative of these terms or other comparable terminology, that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics; the size and growth potential of the markets for the Company’s technology; statements about the Company’s business strategy; statements about the development of the Company’s technology; potential benefits of the Transactions; and expectations relating to the Transactions, including the proceeds of the Transactions and the Company’s expected cash runway. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely enter into definitive agreements with respect to the Transactions or consummate the Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect PubCo or the expected benefits of the Transactions, or the risk that the SPAC Shareholder Approval or the Company Shareholder Approval is not obtained; failure to realize the anticipated benefits of the Transactions; risks relating to the uncertainty of the projected financial information with respect to the Company and PubCo; risks related to potential fluctuations in the oil and gas industries; the impact of competitive technologies; ability to obtain sufficient supply of materials; ability to negotiate and enter into definitive agreements with customers and/or suppliers on favorable terms, if at all; ability to attract and retain qualified personnel; the impact of competing technologies on the Company’s business; ability to obtain additional financing as and when needed, on terms satisfactory to the Company or at all; global economic and political conditions; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against the SPAC or the Company related to the Transactions; intellectual property-related claims; the amount of redemption requests made by Public Shareholders; and those factors discussed in documents the SPAC has filed or will file with the SEC.

If any of these risks materialize or the SPAC’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the SPAC nor the Company presently know or that the SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the SPAC’s and the Company’s expectations, plans, or forecasts of future events and views as of the date of this Report and are qualified in their entirety by reference to the cautionary statements herein. The SPAC and the Company anticipate that future events and developments will cause the SPAC’s and the Company’s assessments to change. These forward-looking statements should not be relied upon as representing the SPAC’s and the Company’s assessments as of any date subsequent to the date of this Report. Accordingly, undue reliance should not be placed upon the forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Neither the SPAC, the Company nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Additional Information and Where to Find It

In connection with the Transactions, the Parties intend to prepare and file with the SEC a registration statement containing a preliminary proxy statement of SPAC and a preliminary prospectus with respect to the securities to be offered in the Transactions. After the registration statement is declared effective, the SPAC will mail a definitive proxy statement/prospectus relating to the Transactions to its shareholders as of a record date to be established for voting on the Business Combination Agreement and the Transactions. Investors, shareholders and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC when they become available because they will contain important information about the SPAC, the Company and the Transactions. Investors and shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to Maywood Acquisition Corp., 167 Madison Avenue Suite 205 #1017, New York, NY 10016.

Participants in the Solicitation

The SPAC, the Company, and their directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from the SPAC’s shareholders in respect of the Transactions and the other matters set forth in the registration statement. Information regarding the SPAC’s directors and executive officers is available in the SPAC’s Current Report on Form 8-K, which was filed with the SEC and declared effective on September 12, 2025 and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Maywood Acquisition Corp., 167 Madison Avenue Suite 205 #1017, New York, NY 10016. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, will be contained in the proxy statement/prospectus relating to the Transactions when it becomes available.

No Offer or Solicitation

This Report and the exhibits hereto are for informational purposes only and are neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description
2.1†	Business Combination Agreement, dated as of October 13, 2025, by and among Maywood Acquisition Corp., GOWell Technology Limited, IPCV Merger Sub Limited and GOWell Energy Technology.
10.1	Company Support Agreement, dated as of October 13, 2025, by and among GOWell Technology Limited, Maywood Acquisition Corp., GOWell Technology Limited and HegroWell PTE. Ltd.
10.2	SPAC Holder Support Agreement, dated as of October 13, 2025, by and among Inflection Point Fund I, LP, Maywood Sponsor, LLC, Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC, Seaport Global Securities LLC, GOWell Technology Limited and GOWell Energy Technology.
10.3	Form of Sponsor Lock-Up Agreement.
10.4	Form of Company Lock-Up Agreement.
10.5	Form of New Registration Rights Agreement.
10.6	Form of Pre-Funded PIPE Subscription Agreement.
10.7	Form of Closing PIPE Subscription Agreement.
99.1	Press Release, dated October 14, 2025, issued by the parties announcing the Transactions.
99.2	Investor Presentation.
99.3	Certain Projected Financial Information of the Company, dated October 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain of the schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 14, 2025

MAYWOOD ACQUISITION CORP.

By:	/s/ Michael Blitzer
Name:	Michael Blitzer
Title:	Chairman and Chief Executive Officer